August 17, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: John Reynolds

Re:          Body Central Acquisition Corp.

Amendment No. 1 to

Registration Statement on Form S-1 filed July 7, 2010

File No. 333-168014

Ladies and Gentlemen:

Body Central Acquisition Corp. (the “Company”) has today submitted to the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to its Registration Statement on Form S-1, File No. 333-168014 (the “Registration Statement”), originally filed with the Commission on July 7, 2010.  On behalf of the Company, and based upon information provided by the Company and its advisors, we respond to the comments raised by the staff (the “Staff”) of the Commission in its letter dated August 2, 2010, from John Reynolds to Allen Weinstein, President and Chief Executive Officer of the Company.  For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response.

We respectfully advise the Staff that this Amendment No. 1 to the Registration Statement has been amended throughout to reflect financial operating data through the twenty-six weeks ended July 3, 2010.  Certain other Company data has been amended throughout to reflect its position at July 31, 2010.   The disclosures and discussions in the Registration Statement have been updated accordingly.

General

1.                                      In the amended registration statement, please fill in all blanks other than the information that Rule 430A permits you to omit. Please note that we may have comments on the non-430A disclosure included in your amended filing.

Response:

The Company respectfully advises the Staff that the Company will include the information that is currently left blank throughout the Registration Statement, other than blanks that Rule 430A permits the Company to omit, in its subsequent amendments to this Registration Statement, allowing the Staff sufficient time to review the Company’s disclosure prior to any distribution of the preliminary prospectuses.

2.                                      Prior to the effectiveness of the registration statement, please ensure that we receive a copy of the letter, or a phone call, from FINRA, stating that FINRA has finished its review and has no concerns regarding the proposed underwriting arrangements.

Response:

The Company respectfully advises the Staff that the Company will ensure that, prior to the effectiveness of this Registration Statement, the Staff receive a copy of the letter or a phone call from FINRA indicating that it has finished its review and has approved the proposed underwriting arrangements.

Outside Front Cover Page of Prospectus

3.                                      Please provide the information called for by Item 501(b)(8) of Regulation S-K, as applicable. In particular we draw your attention to subpart (i) of that Item.

Response:

Based upon the Staff’s comment, the Company has revised the outside front cover page of the prospectus to provide the information called for by Item 501(b)(8)(i) of Regulation S-K.

4.                                      Please revise to indicate whether the Nasdaq Global Market lists the securities offered.

Response:

The Company respectfully acknowledges the Staff’s comment and notes that it has indicated that its proposed (emphasis added) trading symbol on the Nasdaq Global Market is expected to be BODY.  At such time as the Nasdaq Global Market approves listing of the Company’s common stock, it will revise the cover page of the prospectus to state that the Company’s common stock has been approved for listing on the Nasdaq Global Market under the symbol BODY.

Summary

5.                                      We note your statement that “we operate specialty stores under the Body Central and Body Shop banners, ....” We also note that you have granted The Body Shop a license to use your trademark and that you are not affiliated with that company. Please revise to clarify your statement that you operate under the Body Shop banner.

Response:

Based upon the Staff’s comment, the Company has revised pages iii and 73 and made a change to reference “specialty apparel stores” on pages 1, 41 and 63 of the Registration Statement to clarify this statement.

6.                                      We note your reference to store openings in the third bullet point on page two and elsewhere throughout the prospectus. We also note your disclosure on page 69 relating to the number of stores closed during relevant periods. Please revise your disclosure here and elsewhere to provide a more balanced description of the net number of stores opened during the periods referenced.

Response:

Based upon the Staff’s comment, the Company has revised page 2 and made conforming changes on pages 42, 64, 66 and 70 of the Registration Statement to provide a more balanced description of the net number of stores opened.

The Offering, page 6

7.                                      Please revise your use of proceeds section to address the payments to specified employees.

Response:

Based upon the Staff’s comment, the Company has revised page 6 and made a conforming change on page 31 of the Registration Statement to address payments to specified employees.

Summary Consolidated Financial and Operating Data, page 7

8.                                      Please provide pro forma net (loss) income per common share for the fiscal year ended January 2, 2010, in addition to the thirteen weeks ended April 3, 2010. Revise your Selected Consolidated Financial and Operating Data table on page 37 to provide pro forma net (loss) income per common share information for the same periods.

Response:

Based upon the Staff’s comment, the Company has revised pages 8 and 38 of the Registration Statement to amend the tables to address the Staff’s comment.

9.                                      We note in footnote (3) that you give effect to transactions other than the conversion of outstanding securities in arriving at pro forma net (loss) income per share. We believe that you should limit the adjustments in arriving at a measure of pro forma net (loss) income per share — in addition to the presentation on your statement of operations - to only the redemption of the Series C preferred stock and repayment of indebtedness under your senior credit facility. Please revise your presentation of pro forma net (loss) income per share accordingly, or tell us why your presentation is appropriate.

Response:

Based upon the Staff’s comment, the Company revised page 8 and 38 of the Registration Statement to amend the tables to address the Staff’s comment.  As defined on footnote (3) on page 9 and footnote (4) on page 40, the Company defines pro forma net income per common share and pro forma weighted average common shares outstanding as giving effect (i) to the sale of shares of the Company’s common stock used to repay all outstanding indebtedness under its senior credit facility and the deduction of interest expense, net of income tax benefit, related to this repayment, (ii) to the sale of shares of the Company’s common stock used to redeem the Company’s non-convertible, non-voting Series C Preferred Stock and (iii) to the conversion of all outstanding shares of the Company’s convertible preferred stock into common stock, as if the offering were effective January 3, 2010.  The Company believes the pro forma adjustment on its Consolidated Statements of Operations, which gives effect to the conversion of its Series A and Series B Preferred Stock into 467,206 shares of its Common Stock, is appropriate for its Consolidated Financial Information.

Use of Proceeds, page 31

10.                               We note that you intend to use the proceeds, other than to repay debt and redeem Series C preferred stock, for general corporate purposes. You reference growth of your store base and growth of your direct business as an example of general corporate purposes. We also note your disclosure relating to your “planned expansion” in your risk factor on page 12 relating to the risk of inability to maintain or improve levels of comparable store sales. Please revise to provide further information with respect to the principal purposes for the use of proceeds.

Response:

Based upon the Staff’s comment, the Company has revised page 31 of the Registration Statement to provide further information with respect to the principal purposes for the use of proceeds.

11.                               Revise to indicate the dollar amount allocated to working capital and other general corporate purposes.

Response:

Based upon the Staff’s comment, the Company has revised page 31 of the Registration Statement to indicate the dollar amount allocated to working capital.

12.                               We note your statement that “we intend to use the net proceeds ... to repay all outstanding amounts under our term loan facilities of our senior credit facility and pay down any outstanding amounts under our revolving credit facility of our senior credit facility ....” We also note you state in the fourth paragraph “we anticipate that there will be no amounts outstanding under the revolving credit facility.” Please revise to clarify your statements and if applicable indicate the amounts to be repaid under the revolving credit facility.

Response:

Based upon the Staff’s comment, the Company has revised page 31 and made conforming changes to page 112 of the Registration Statement to indicate the amounts to be repaid under the senior credit facility.

13.                               Please revise to indicate the amount of accrued and unpaid dividends on the Series C preferred stock that will be redeemed.

Response:

Based upon the Staff’s comment, the Company has revised page 31 of the Registration Statement to indicate the amount of accrued and unpaid dividends that will be redeemed.

14.                               We note your disclosure of the maturity date of the revolving credit facility, but not the term loan facilities. Please provide the maturity dates of the term loan facilities in this section as well. See Instruction 4 to Item 504 of Regulation S-K.

Response:

Based upon the Staff’s comment, the Company has revised page 31 of the Registration Statement to include the maturity dates of the term loan facilities.

15.                               For the sake of clarity, please revise the fourth paragraph on page 31 to more clearly state that your term loan is divided into a “term loan A facility” and a “term loan B facility” before going on to present details about such facilities.

Response:

Based upon the Staff’s comment, the Company has revised page 31 of the Registration Statement to more clearly describe the term loan facilities.

16.                               We note your statement in the last sentence of this section that “management will have broad discretion in the allocation and use of the net proceeds from this offering.” Please confirm your understanding that the right to change the use of proceeds only applies to the extent that the contingencies for changes in the use of proceeds are discussed specifically and the alternatives to such use are indicated in your prospectus. See Instruction 7 to Item 504 of Regulation S-K.

Response:

The Company respectfully confirms its understanding that the right to change the use of proceeds only applies to the extent that the contingencies for changes in the use of proceeds are discussed specifically and alternatives are indicated.  Based on the Staff’s comment, the Company has revised page 31 of the Registration Statement to delete this sentence.

Capitalization, page 33

17.                               We note your disclosure here and elsewhere in the prospectus about the payment of $1.0 million to specified employees, other than your named executive officers, under a transaction bonus plan. Please provide additional disclosure relating to the beneficiaries of this plan in the prospectus. Furthermore, please attach a copy of that plan as an exhibit to the registration statement.

Response:

Based on the Staff’s comment, the Company has included a description of the success bonus plan on page 91 and has revised pages 31, 33 and 35 of the Registration Statement to include a cross-reference to that description.  The Company has also filed the Success Bonus Plan as Exhibit 10.31 to the Registration Statement in response to the Staff’s comment.

18.                               Please revise the table to exclude cash and cash equivalents from your calculation of total capitalization, and add a double-line under the amount for cash and cash equivalents.

Response:

Based upon the Staff’s comment, the Company has revised page 34 of the Registration Statement to amend this table.

Selected Consolidated Financial and Operating Data, page 37

19.                               Please expand your tabular disclosure to include selected operating data for your direct business. We note your direct business represents approximately 17% of net revenues for fiscal year 2009. In addition, you have identified direct sales through your catalog and e-commerce channels as a key measure in determining your business performance at page 42.

Response:

Based upon the Staff’s comment, the Company has revised page 39 of the Registration Statement to expand the tabular disclosure.

Management’s Discussion and Analysis

Overview, page 40

20.                               Please expand your disclosures to more comprehensively describe your test and re-order strategy for merchandise management. Explain how this strategy differs from offering basic fashions through larger, untested inventory purchases, and describe how the test and re-order strategy reduces volatility and fashion risk.

Response:

Based upon the Staff’s comment, the Company has revised page 41 of the Registration Statement to more comprehensively describe its test and re-order strategy.

21.                               Please balance your discussion within the first full paragraph at page 41 to describe the 26 store closings completed over the past two fiscal years and interim period ended April 3, 2010. Explain why these stores were closed (e.g. poor performance, lease terminations, etc.) and why you have closed more stores than you have opened over that time period given the strengths of your store economic model.

Response:

Based upon the Staff’s comment, the Company has revised page 42 and made conforming changes to pages 64, 66 and 70 of the Registration Statement to address the Staff’s comment.

22.                               Please add disclosure clarifying your statement on page 41 that your ‘new store operating model assumes a less than one year pay back on our investment’. Clarify if, on average, your new stores are generating in excess of $100,000 in net income in less than one year, inclusive of your respective operating lease commitment. Your calculation at page 41 appears to include only build-out costs and initial inventory in stating that your pay-back is complete.

Response:

Based upon the Staff’s comment, the Company has revised page 42 and made conforming changes to pages 65 and 70 of the Registration Statement to clarify this statement.

Results of Operations, page 44

23.                               We note your disclosure with respect to your growth strategy in the second and third bullet points on page 65, to the extent applicable, please provide a discussion of the affect initiatives related to these growth strategies will have on your future operating results or future financial condition. See Item 303(a)(3)(ii) of Regulation S-K.

Response:

Based upon the Staff’s comment, the Company has revised page 42 of the Registration Statement to provide a discussion of what effect the Company expects its growth strategies will have on its future operating results or financial condition.

24.                               You discuss the business reasons for changes in various line items of your statement of operations and related sections of your Management’s Discussion and Analysis. In circumstances where there is more than one business reason for the change, you should quantify the incremental impact of each individual business reason (to the extent practicable) discussed on the overall change in the line item. We direct your attention to specific references to more than one business reason, as well as the frequent use of the term “primarily” throughout your discussion. Refer to Item 303(a)(3) of Regulation S-K.

Response:

Based upon the Staff’s comment, the Company has revised the Management’s Discussion and Analysis throughout to quantify the incremental impact of certain individual business reasons discussed on the overall impact in the line item.  Further, the Company has revised the Management’s Discussion and Analysis throughout to limit the use of the term “primarily” to instances where other business reasons impacted the line item, but were not material either individually or in the aggregate.

25.                               In your discussion of net revenues for the 2008-2007 comparison on page 48 you refer to store sales decreasing by $7.5 million. You also describe a decrease in comparable stores sales of $12.2 million and an unspecified reduction in noncomparable store sales. It would seem that store sales would have decreased by more than $7.5 million given your disclosure with respect to comparable and noncomparable store sales. Please revise or advise.

Response:

Based upon the Staff’s comment, the Company has revised page 49 of the Registration Statement to revise this disclosure.

Contractual Obligations, page 55

26.                               Please revise your disclosure to state that the table summarizes your contractual obligations as of January 2, 2010, rather than April 3, 2010.

Response:

Based upon the Staff’s comment, the Company has revised page 56 of the Registration Statement to revise the date to January 2, 2010.

27.                               Please revise your table to include any purchase obligations, as described within your ‘Sourcing’ discussion at page 66. Refer to Item 303 (a)(5) of Regulation S-K.

Response:

Based upon the Staff’s comment, the Company has revised page 56 of the Registration Statement to include purchase obligations in the table.

Senior Credit Facility, page 54

28.                               In the second paragraph of this section we note your reference to excess borrowing capacity under your senior credit facility. Please provide additional disclosure to explain why, if you no amounts were outstanding under your revolving credit facility at such time, your excess capacity was only $11.1 and $11 million, respectively, on a $15.0 million credit facility.

Response:

The Company respectfully advises the Staff that pursuant to its senior credit facility its borrowing capacity is limited to 70% of the Company’s total merchandise inventory.  Pursuant to Amendment No. 3 to its senior credit facility, dated January 25, 2008, the Company’s borrowing capacity was limited to $11.0 million.  This limitation expired on December 31, 2008 and reverted back to a borrowing capacity limited to 70% of the Company’s total merchandise inventory.  As a result, the Company has revised page 55 of the Registration Statement in response to the Staff’s comment.

Business, page 62

Our Company, page 62

29.                               We note the statement in the second paragraph on page 62 that you “aim to generate customer traffic by designing and merchandising [your] stores to bring the excitement and look of chic, premium priced specialty stores.” We also note your statement in second full paragraph on page 41 that you have “low store build-out costs.” Please provide additional information here and elsewhere as appropriate on how you reconcile these two statements.

Response:

Based upon the Staff’s comment, the Company has revised page 63 of the Registration Statement to disclose that it employs economical build out costs when designing and merchandising its stores.

Competitive Strengths, page 63

30.                               You distinguish yourself from your competitors based on certain “competitive strengths” identified on pages 63-64. Please revise here and elsewhere to provide a balanced presentation of your competitive position. In this respect, it is unclear whether and why you believe stores such as Forever 21, Wet Seal, rue21, Charlotte Russe and Aeropostale, which you identify as competitors on page 71 do not offer “fashions typically offered in higher-end specialty stores and boutiques at value prices in an exciting store environment” as well as other qualities listed in this section, such as direct business sales, brand recognition, flexible store format and similar inventory management. We also note the last sentence of the first paragraph under the heading “Merchandising” on page 66 and the first sentence under the heading “Catalog” on page 69.

Response:

Based upon the Staff’s comment, the Company has revised pages 2 and 65 and made revisions to 67, 71 and 72 of the Registration Statement to reflect that the “competitive strengths”

listed on pages 2 and 65 are the strengths of the Company and critical to its continued success and do not necessarily distinguish the Company from its competitors.

Growth Strategy, page 65

31.                               We note your statement relating to your “extensive catalog distribution” in the second bullet point of this section. Please provide additional information on the size of your catalog distribution.

Response:

Based upon the Staff’s comment, the Company has revised page 66 and made conforming changes to page 71 of the Registration Statement to include information on the size of the Company’s catalog distribution.

32.                               We note your statements in the second and third bullet points of this section relating to a “sharp focus on store level execution” and how you intend to “leverage [your] infrastructure . . . and streamline processes.” Please provide additional details on the meaning of these statements and what specific actions, if any, will be undertaken to accomplish these goals.

Response:

Based upon the Staff’s comment, the Company has revised page 66 of the Registration Statement to provide specific actions to accomplish these goals.

Sourcing, page 66

33.                               We note your reference to import production in the first full paragraph on page 67. Please provide additional details on your import production. For example, we note you have included a reference to the number of domestic suppliers you have in the last paragraph of page 66 and your statement that you have a “balance of domestic and import production” in the next paragraph.

Response:

Based upon the Staff’s comment, the Company has revised page 68 of the Registration Statement with respect to its disclosure around import production.

34.                               Consider clarifying in the last paragraph of this section that you do not monitor your vendors’ compliance with your vendor manual or including a cross-reference to your related risk factor on page 20.

Response:

Based upon the Staff’s comment, the Company has revised page 68 of the Registration Statement to include a cross-reference back to the related risk factor.

Site Selection and Store Growth, page 68

35.                               Consider clarifying in the first paragraph of this section that the early termination right with respect to your leases is held by you and not the landlord, as you have explained elsewhere.

Response:

Based upon the Staff’s comment, the Company has revised page 69 of the Registration Statement to clarify this point.

Competition, page 71

36.                               We note your reference on page 71 to the principal bases on which you compete, your primary competitive advantages and the manner in which you differentiate yourself from your competitors. Please revise to address the positive and negative factors pertaining to your competitive position with respect to these factors against the competitors you have identified. See Item 101(c)(1)(x) of Regulation S-K.

Response:

Based upon the Staff’s comment, the Company has revised page 72 of the Registration Statement to address the positive and negative factors pertaining to the Company’s competitive position.

Intellectual Property, page 71

37.                               Please provide the duration of the intellectual property you describe in this section. See Item 101(c)(1)(iv) of Regulation S-K.

Response:

Based upon the Staff’s comment, the Company has revised page 72 and 73 of the Registration Statement to provide additional detail on the duration of the Company’s intellectual property rights.

38.                               Please provide additional disclosure on the material terms of your license agreement with the respect to the Body Shop trademark, including the duration of such license, and the number of stores you currently operate under the Body Shop name.

Response:

Based upon the Staff’s comment, the Company has revised page 73 and made conforming changes to page iii of the Registration Statement to provide additional disclosure on the material terms of this license agreement.

Seasonality, page 72

39.                               We note your reference in the first sentence of this section and elsewhere in your prospectus to increased demand during the second quarter. With a view to disclosure, please provide a brief explanation of why demand increases during the second quarter.

Response:

Based upon the Staff’s comment, the Company has revised page 74 and made conforming changes to page 51 of the Registration Statement to revise and clarify these sections.

Management, page 73

40.                               With regard to your disclosure of the business experience of your executive officers and directors starting on page 73 and continuing through page 76, please revise as appropriate to provide the principal business of any corporation or other organization described. See Item 401(e)(1) of Regulation S-K.

Response:

Based upon the Staff’s comment, the Company has revised pages 75, 76, 77 and 78 of the Registration Statement to include the principal business of any corporation or organization described.

41.                               In your description of Mr. Weinstein’s business experience, please provide the dates upon which he became Executive Vice President-Chief Merchandising Officer of The Cato Corporation and Executive Vice President, Chief Merchandising Officer of The Cato Division.

Response:

Based upon the Staff’s comment, the Company has revised page 75 of the Registration Statement to include these dates.

42.                               In your description of Ms. Angelo’s business experience starting on page 73, please provide the date upon which she first became your Chief Merchandising Officer.

Response:

Based upon the Staff’s comment, the Company has revised page 75 and 76 of the Registration Statement to include these dates.

Board Leadership Structure and Board’s Role in Risk Oversight, page 80

43.                               We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response:

Based upon the Staff’s comment, the Company has revised page 83 of the Registration Statement to include disclosure in response to Item 402(s) of Regulation S-K.

Director Compensation, page 81

44.                               You refer to Mr. Doolan as “[o]ur independent director” in the first sentence of this section. However, in the first full paragraph on page 77 you refer to several other individuals as having been determined by your board of directors to be independent. Please revise or advise.

Response:

Based upon the Staff’s comment, the Company has revised page 83 of the Registration Statement to clarify this point.

Executive Compensation, page 82

Compensation Discussion and Analysis, page 82

45.                               We note your statement that you do not have any other executive officers other than those listed in the first paragraph on page 82. Please confirm that you have considered the possibility of having to include an executive officer of a subsidiary, if any, pursuant to Instruction 2 to Item 402(a)(3) of Regulation S-K.

Response:

The Company respectfully confirms that it has considered the possibility of having to include an executive officer of a subsidiary pursuant to Instruction 2 to Item 402(a)(3) of Regulation S-K.  Currently, Mr. Weinstein serves as President and Chief Executive Officer, Ms. Angelo serves as Executive Vice President and Mr. Walters serves as Executive Vice President, Treasurer and Chief Financial Officer, of Body Shop of America, Inc.  Mr. Weinstein serves as Chief Executive Officer, Ms. Angelo serves as President and Mr. Walters serve as Executive Vice President, Treasurer and Chief Financial Officer, of Catalogue Ventures, Inc.  For each of these subsidiaries, there are only two other officers.  Ms. Julie Davis serves as Secretary of each of the Company, Body Shop of America, Inc. and Catalogue Ventures, Inc.  She is also General Counsel of both the Company and Body Shop of America, Inc.  However, the Company confirms that she does not perform a policy making function for the Company nor does she head a principal business unit, division or function for the Company or its subsidiaries.  In addition to Ms. Davis, Ms. Shirley Brown serves as Assistant Secretary of Body Shop of America, Inc.  The Company confirms that she does not perform a policy making function nor does she head a principal business unit, division or function for either the Company or its subsidiaries.  Accordingly, the Company believes that the only “executive officers” for the Company or its subsidiaries as defined by Rule 3b-7 are Mr. Weinstein, Ms. Angelo and Mr. Walters.

46.                               On page 85 you have provided information on the various bonus awards paid to your named executive officers in fiscal year 2008 and 2009. Please describe the elements of individual performance that were taken into account when making these determinations. See Item 402(b)(2)(vii) of Regulation S-K. In addition, to the extent specific financial performance of the company was considered in determining bonuses, please discuss.

Response:

Based upon the Staff’s comment, the Company has revised pages 88 and 89 of the Registration Statement to include the elements of individual performance that were taken into account in determining bonus amounts.  The Company respectfully advises the Staff that while consideration was given to corporate performance generally, specific financial criteria were not used in determining bonus amounts.

47.                               Please explain your rationale for your intended change, as describe in the last paragraph of page 85, from EBITDA as a corporate performance measure to net income.

Response:

The Company respectfully acknowledges the Staff’s comment and hereby advises that its Board and management has historically used EBITDA, as derived from its audited financial statements, as a key metric evaluating corporate performance.  EBITDA, for these purposes was defined as earnings before interest, taxes, depreciation and amortization, and was adjusted for certain holding company charges and certain extraordinary gains and losses.  As a private company that was highly leveraged with significant interest expense, the Company believes EBITDA is a better indicator of corporate performance as it looks at earnings prior to reduction for interest expense.  Following the Company’s initial public offering and the repayment of its term loan facilities with the proceeds from the offering, the Company expects that the market will evaluate and value the Company in large part based on net income.  Accordingly, using net income as a corporate financial performance measure for purposes of bonus awards will align the interests of the Company’s executive officers and stockholders by motivating executive officers to increase net income thus building stockholder value.

Employment Agreements, page 90

48.                               Please provide additional details on the nature of Mr. Hill’s part-time arrangement, including information relating to the amount Mr. Hill is expected to work in comparison to your full time executive officers.

Response:

Based upon the Staff’s comment, the Company has revised page 94 of the Registration Statement to provide additional details on Mr. Hill’s part-time arrangement.

Letters of Credit, page 98

49.                               We note your disclosure with respect to the letters of credit. Please provide additional information with regard to the particular credit facility to which these letters of credit relate under your senior credit facility.

Response:

Based upon the Staff’s comment, the Company has revised page 102 of the Registration Statement to clarify this point.

Lease Arrangement, page 99

50.                               Please include the aggregate amount of all periodic payments or installments due on or after the beginning of your last fiscal year, including any required or optional payments due during or at the conclusion of the lease. See Instruction 3(a) to Item 404(a) of Regulation S-K.

Response:

Based upon the Staff’s comment, the Company has revised page 103 of the Registration Statement to include an estimate of its commitments under this lease arrangement.

Description of Certain Indebtedness, page 108

51.                               Considering your stated intention to pay down your debt with the proceeds of your offering, please provide additional information on the various costs associated with prepayment of your loans.

Response:

Based upon the Staff’s comment, the Company has revised page 112 of the Registration Statement to include information regarding costs associated with prepayment of its loans.

52.                               Please provide a brief description of the significant affirmative and negative covenants and events of default under your revolving credit facility.

Response:

Based upon the Staff’s comment, the Company has revised page 113 of the Registration Statement to include a brief description of the covenants and events of default under its senior credit facility.

Underwriting, page 111

53.                               It does not appear that you provide information required by Item 508(e). It is unclear how you intend to disclose amounts, if any, to be paid by the selling stockholders. Please revise accordingly or advise.

Response:

Based upon the Staff’s comment, the Company has revised page 120 of the Registration Statement to revise the table to show fees to be paid by the selling stockholders.

Financial Statements

Index to Consolidated Financial Information, page F-1

54.                               We note that you expect to effect a stock split immediately prior to the completion of this offering. Please tell us when you intend to retroactively reflect the stock split in your audited consolidated financial statements. In other words, tell us whether the pre-effective amendment upon which you will request acceleration of effectiveness will reflect the split, or whether your auditors will issue a “to be issued” report. This report must include a signed and dated preface to its “to be issued” report stating the reason for the “to be issued” report and that they expect to be in a position to issue the report in the form presented prior to effectiveness.

Response:

The Company respectfully advises the Staff that the pre-effective amendment upon which it will request acceleration of effectiveness will not reflect the stock split.  Therefore, the Company’s auditors expect to be in a position to issue a “to be issued” report.  The “to be issued” report is expected to be included in a subsequent pre-effective amendment to this Registration Statement when the stock split information is known.

Consolidated Balance Sheets, page F-3

55.                               In the absence of retained earnings the accretion or increase in carrying value of Series C should be a charge against paid-in-capital, not retained earnings. See Question 1 of SAB Topic 3.C.

Response:

Based upon the Staff’s comment, the Company has revised page F-3 of the Registration Statement to charge accrued dividends on Series C Preferred Stock against paid-in-capital instead of retained earnings.

Consolidated Statements of Operations, page F-4

56.                               You disclose at footnote 7 that your Nonconvertible Preferred Stock Series C has accrued dividends at an annual rate of 5% beginning on the date of issuance. Please tell us whether any of your preferred stock participates with holders of common stock in dividends in addition to the cumulative annual dividend accrued with the Series C Preferred Stock. If so, disclose the participation rights and tell us how you applied FASB ASC 260-10-45-60B in applying the two-class method.

Response:

Based upon the Staff’s comment, the Company expanded its disclosure on page F-20 of the Registration Statement to clarify that Series A and Series B Preferred Stock do not participate in dividends.  Accordingly, the two-class method was not utilized.

Notes to Consolidated Financial Statements, page F-7

57.                               Please ensure that all U.S. GAAP references reflect the accounting standards listed in the FASB Accounting Standards Codification. For example, on page F-8 you disclose that you follow Accounting for the Impairment or Disposal of Long-Lived Assets, which is the guidance in FASB Statement No. 144. The current accounting standard resides in FASB ASC 360, Property, Plant and Equipment.

Response:

Based upon the Staff’s comment, the Company has revised page F-9 and made conforming changes on pages 57, 59, 60, F-10, F-11, F-13, F-32 and F-34 of the Registration Statement to reflect the FASB Accounting Standards Codification reference.

Revenue Recognition, page F-7

58.                               Please expand your revenue policy to disclose how and when you recognize cost of goods sold in relation to the point that products are sold and revenue is recognized.

Response:

Based upon the Staff’s comment, the Company has revised page F-7 of the Registration Statement to expand on its revenue recognition policy.

59.                               Please expand your discussion of gift certificates to describe how you determine and recognize gift card breakage for unused gift certificates. To the extent it is material, disclose the amount of breakage income for all periods presented.

Response:

Based upon the Staff’s comment, the Company has revised page F-8 of the Registration Statement to expand on its discussion of gift certificates.

Cash and Cash Equivalents, page F-8

60.                               We observe that Note 5 discloses $6,615 in money market securities at January 3, 2009. This amount exceeds your cash and cash equivalents of $4,002 at the same balance sheet date. Please tell us and disclose where money market securities are classified in your consolidated balance sheets.

Response:

Based upon the Staff’s comment, the Company has revised page F-18 and made a conforming change to page F-34 of the Registration Statement to disclose where money market securities are classified and why the balance presented in the Note may be larger than the cash and cash equivalent balance.

Operating Expenses, page F-11

61.                               We note your Consolidated Statements of Operations parenthetically discloses you include certain freight, occupancy, buying, distribution center and catalog costs within cost of goods sold. Please expand your disclosures to describe both the dollar amounts of these costs excluded from costs of good sold, and the line items in which they are presented. Also, please expand your policy note to include reference to your markdown reserve and inventory shrinkage.

Response:

Based upon the Staff’s comment, the Company has revised its cost of goods sold description on pages F-4 and F-29 to remove the phrase “certain freight.”  The Company respectively advises the Staff that cost of goods sold includes the direct cost of purchase merchandise, distribution costs, all freight costs incurred to get merchandise to our stores and our direct customers, costs incurred to produce and distribute our catalogs, store occupancy costs and buying costs.  Further, the Company bifurcated its Operating Expenses disclosure into Cost of Goods Sold and Selling, General and Administration disclosures.  In addition, the Company added a reference of its markdown reserve and inventory shrinkage to its Cost of Goods Sold disclosure.  The Company believes this revised presentation provides a reader with a clearer understanding of what costs are included in each of the classifications.

4.  Long-Term Debt, page F-15

62.                               We note that you disclose the status of your financial covenants as of January 3, 2009. Please expand your disclosures to describe the status of your loan covenants as of your latest balance sheet date, January 2, 2010.

Response:

Based upon the Staff’s comment, the Company has revised page F-16 of the Registration Statement to indicate it was in compliance with all covenants at January 2, 2010.

9.  Income Taxes, page F-20

63.                               Please disclose the policy elected for the classification of interest and penalties. See FASB ASC 740-10-50-19.

Response:

Based upon the Staff’s comment, the Company has revised page F-11 of the Registration Statement to disclose its policy on income tax interest and penalties classification.

Notes to Unaudited Consolidated Financial Statements, page F-31

64.                               We note your inventories are stated at the lower of cost or market on a first-in, first-out basis, using the retail inventory method. Given the significance of inventory to your interim financial position, please add disclosure describing how you estimate inventory balances and cost of goods sold from the last physical inventory to the balance sheet date and the amount of any adjustments, to the extent material.

Response:

Based upon the Staff’s comment, the Company has revised pages F-31 and F-32 of the Registration Statement to expand this discussion.

65.                               Please add footnote disclosure describing your future minimum rental commitments in the aggregate and for each of the five succeeding fiscal years as of the latest balance sheet presented. See ASC 840-20-50-2.

Response:

Based upon the Staff’s comment, the Company has added Note 6 to its Unaudited Consolidated Financial Statements on page F-37 of the Registration Statement.

Part II

Exhibits, page II-4

66.                               We note the statement in the exhibit index regarding the articles of incorporation “to be in effect upon completion of this offering.” Advise us when you plan to file the executed articles of incorporation of the registrant.

Response:

The Company respectfully advises the Staff that it will file its Amended and Restated Certificate of Incorporation in its subsequent amendments to this Registration Statement allowing the Staff sufficient time to review the exhibit prior to the Company’s request for effectiveness.

67.                               We note that exhibits 10.6, 10.7, 10.8, 10.9, 10.10, 10.11, 10.12, 10.14, 10.15, 10.17, 10.18, 10.20, 10.21, 10.22 and 10.24 are missing schedules, attachments or exhibits. Please file such exhibits in their entirety with your next amendments.

Response:

The Company has amended Exhibits 10.6, 10.7, 10.8, 10.9, 10.10, 10.11, 10.12, 10.14, 10.15, 10.17, 10.18, 10.20, 10.22 and 10.24 to include exhibits that were previously omitted in response to the Staff’s comment.  The Company believes that all other omitted schedules and certain exhibits for Exhibits 10.12, 10.17 and 10.21 are not material to investors because such schedules and exhibits are no longer effective, have been superseded by information that has been filed, are outdated or are insignificant to the business and/or operations of the Company.  The Company has revised these Exhibits to the Registration Statement to include a list briefly identifying the contents of the omitted schedules and exhibits. The Company agrees to furnish supplementally a copy of any omitted schedule to the Staff upon request.

If you have any questions, please feel free to contact the undersigned by telephone at (617) 951-8574 or Hans Brigham at (617) 951-8351.  Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William S. Perkins

William S. Perkins, Esq.

Cc:          Shehzad Niazi (via facsimile)

David Link (via facsimile)

Johan Brigham, Esq., Bingham McCutchen LLP

Allen Weinstein, Body Central Acquisition Corp.

Richard Walters, Body Central Acquisition Corp.

Julie Davis, Body Central Acquisition Corp.

William F. Schwitter, Esq., Paul, Hastings, Janofsky & Walker LLP

Karen Contoudis Buzard, Paul, Hastings, Janofsky & Walker LLP